UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1:	An English-language translated documents with respect to Notice of the 53rd Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: February 23, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung—Jin
Title: Senior Vice President

Exhibit 99.1

To Shareholders

Notice of the 53rd Ordinary General Meeting of Shareholders

We hereby notify you that the 53rd Ordinary General Meeting of Shareholders will be held pursuant to Article 362 of the Korean Commercial Act and Article 19 of the Company’s Articles of Incorporation as follows.

1. Date: March 12, 2021 at 9:00 am (KST)

2. Place: Art Hall, 4F West Wing, POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea

3. List of Agenda Items

•	Agenda 1 : Approval of Financial Statements for the 53rd FY

(From January 1, 2020 to December 31, 2020)

(Year-end dividend per share : KRW 4,500)

[Description of the Proposal]

Pursuant to Article 449 of the Korean Commercial Act and Article 53 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders to approve the 53rd Fiscal Year Financial Statements.

•	Consolidated Financial Statements: See Appendix 1

•	Separate Financial Statements: See Appendix 2

The audit report from the independent auditors of 53rd FY Financial Statements, based on K-IFRS standards, will be uploaded at POSCO website (http://www.posco.co.kr) and will be disclosed at the SEC website (https://www.sec.gov) in early March, 2021.

•	Agenda 2: Partial Amendments of the Articles of Incorporation

[Description of the Proposal]

Pursuant to Article 433 of the Korean Commercial Act and Article 24 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders to approve partial amendments of the Articles of Incorporation.

Existing Article	Amendment

Article 29-2. Recommendation of Inside Director Candidate other than the CEO and the Representative Director

A candidate for Inside Director other than the CEO and the Representative Director shall be recommended by the Board of Directors after his qualification is approved by the Director Candidate Recommendation and Management Committee as prescribed in Paragraph (1) of Article 45.

Article 29-2. Recommendation of Inside Director Candidate other than the CEO and the Representative Director

A candidate for Inside Director other than the CEO and the Representative Director shall be recommended by the Board of Directors after his qualification is approved by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45.

Article 30. Recommendation of Candidate for Outside Directors

(1)   A candidate for Outside Director shall be recommended by the Director Candidate Recommendation and Management Committee as prescribed in Paragraph (1) of Article 45. Such candidates shall be among those qualified persons as prescribed in Article 31.

(2)   A shareholder holding voting shares of the Company may recommend a candidate for Outside Director to the Director Candidate Recommendation and Management Committee by the exercise of the shareholder proposal right under the applicable legislation.

(3)   The Director Candidate Recommendation and Management Committee shall determine the details regarding recommendation for, and evaluation on qualification of, candidates for Outside Director.

Article 30. Recommendation of Candidate for Outside Directors

(1)   A candidate for Outside Director shall be recommended by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45. Such candidates shall be among those qualified persons as prescribed in Article 31.

(2)   A shareholder holding voting shares of the Company may recommend a candidate for Outside Director to the Director Candidate Recommendation Committee by the exercise of the shareholder proposal right under the applicable legislation.

(3)   The Director Candidate Recommendation Committee shall determine the details regarding recommendation for, and evaluation on qualification of, candidates for Outside Director.

Article 45. Special Committees

(1)   The Company shall have special committees under the control of the Board of Directors as follows:

1.  (To be added)

2.  Director Candidate Recommendation and Management Committee;

3.  Evaluation and Compensation Committee;

4.  Finance and Related Party Transactions Committee;

5.  Executive Management Committee; and

6.  Audit Committee

Article 45. Special Committees

(1)   The Company shall have special committees under the control of the Board of Directors as follows:

1.  ESG Committee;

2.  Director Candidate Recommendation Committee;

3.  Evaluation and Compensation Committee;

4.  Finance Committee;

5.  Executive Management Committee; and

6.  Audit Committee

•	Agenda 3: Election of Inside Directors

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act and Article 28, 29, 29-2 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint one(1) Inside Director who becomes the Representative Director & CEO and other four(4) Inside Directors of the Company as follows.

•	Number of Inside Directors to be Elected: 5 Directors

•	One(1) Candidate for the Representative Director & CEO

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Choi, Jeong-Woo (3-1)	April 10, 1957	July 2018 ~ Present March 2018 2017 2016 2015 2014 2010 2008

Representative Director & CEO, POSCO

Representative Director & President, POSCO CHEMICAL

Representative Director & President, Head of Corporate Strategy & Finance Center, POSCO

Inside Director & Senior Executive Vice President,

Head of Corporate Strategy & Finance Center, POSCO

Senior Executive Vice President, Head of Value Management Department, POSCO

Representative Director & Senior Executive Vice President, Head of Planning and Finance, POSCO Daewoo Corporation

Head of Corporate Audit Office, POSCO

Senior Vice President, Head of Corporate Strategy

Department, POSCO E&C

3 Years
Board of Directors

•	Other Four(4) Inside Directors Candidates

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Kim, Hag-Dong (3-2)	May 27, 1959	January 2021 ~Present 2019 2017 2015 2013 2010

Inside Director & President, Head of Steel Business Unit, POSCO

Inside Director & Senior Executive Vice President, Head of Steel Production & Technology Division, POSCO

Senior Executive Vice President, Head of Gwangyang Works, POSCO

Senior Executive Vice President, Head of Pohang Works, POSCO

Representative Director & Senior Executive Vice President, SNNC

Senior Vice President, Deputy Head of Gwangyang Works(Iron & Steel Making), POSCO

1 Year
Board of Directors

Chon, Jung-Son (3-3)	August 26, 1962	March 2020 ~ Present 2019 2018 2017 2016 2014 2012

Inside Director & Senior Executive Vice President, Head of Global & Infra Business Unit and Head of Corporate Strategy & Planning Division, POSCO

Inside Director & Senior Executive Vice President, Head of Corporate Strategy & Planning Division, POSCO

Inside Director & Senior Executive Vice President, Head of Corporate Strategy & Finance Center, POSCO

Representative Director & President, POSCO C&C

Executive Vice President, Head of POSCO Corporate Strategy Office, POSCO

Senior Vice President, Senior Corporate Advisor, Value Management Department, POSCO

Senior Vice President, Head of Raw Materials Procurement Department, POSCO

1 Year
Board of Directors

Jeong, Tak (3-4)	April 5, 1959	March 2019 ~Present 2018 2016 2015 2013 2012 2010

Inside Director & Senior Executive Vice President, Head of Marketing Division, POSCO

Senior Executive Vice President, Head of Steel Business Division, POSCO

Executive Vice President, Head of Steel Business Strategy Department, POSCO

Executive Vice President, Head of Energy and Shipbuilding Materials Marketing Department, POSCO

Senior Vice President, Head of Energy and Shipbuilding Materials Marketing Department, POSCO

Senior Vice President, Overseas Marketing Department, POSCO

Senior Vice President, Head of Metal/HR Steel Business Division, Daewoo Corporation

1 Year
Board of Directors

Chung, Chang-Hwa (3-5)	June 18, 1961	January 2020 ~Present 2017 July 2015 February 2015 2012

Senior Executive Vice President, Head of Management Support Division, POSCO

Senior Executive Vice President, Managing Director, POSCO-China (From January 2019)

Executive Vice President, Head of Public Relations Department, POSCO

Executive Vice President, Head of CR Center, POSCO E&C

Senior Vice President, Head of Communication Department, POSCO

1 Year
Board of Directors

*	All candidates have no relation with the largest shareholder and no transactions with POSCO in the past three years.
*	All candidates stated and signed that they do not have any legal issues to be qualified for directors.

•	Recommendation for candidates by the Board of Directors

Name/ Agenda	Grounds
Choi, Jeong-Woo (3-1)	The CEO Candidate Recommendation Committee which consists of outside directors, conducted qualification screening in independent and objective ways through several meetings with the current CEO. In a rapidly changing business circumstances, in order to enhance POSCO’s long-term value and improve competitiveness, the current CEO Choi, Jeong-Woo is recommended as the next CEO candidate.
Kim, Hag-Dong (3-2)	As the Head of Steel Production & Technology Division, the candidate has devoted himself for the competitiveness of steel production and stable operation of steel mills. As of January 4, 2021, he has been positioned as the Head of Steel Business Unit and is expected to be the key person to stably manage steel business.
Chon, Jung-Son (3-3)	As the Head of Global & Infra Business Unit and the Head of Corporate Strategy & Planning Division, the candidate has contributed himself to the establishment of POSCO Group business strategies and executions. Based on his knowledge and experience in the overall Group businesses, he is judged to be the right person to contribute for effective decision-makings on various business related matters.
Jeong, Tak (3-4)	The candidate contributed to increase sales performance by establishing and implementing preemptive steel business strategies in the face of increasing uncertainty in the domestic and overseas markets and he is judged to be the right person to expand the steel business and improve profitability based on his expertise and extensive experience in the marketing fields.
Chung, Chang-Hwa (3-5)

The candidate has smoothly supported various projects promoted by the company based on his abundant experience and expertise in the field of public relations and external cooperation.

He is considered to be the right person to lead improvement of organizational culture and employee competency through innovation in work culture to support future growth strategies.

•	Agenda 4: Election of Outside Directors

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act, Article 28 and 30 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint Outside Directors of the Company as follows.

•	Number of Outside Directors to be Elected: 2 Directors

•	Candidates

Name	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Yoo, Young-Sook (4-1)	May 29, 1955	March 1994 ~Present January 2020 ~Present 2014 2014 2011~2013 2009 2007 1990

Principal Research Scientist, Korea Institute of Science and Technology(KIST)

Chairperson of the Board(non-permanent), Climate Change Center

Director(non-permanent), Research Institute of Industrial Science & Technology

Co-President, Climate Change Center

Minister, Ministry of Environment

Vice President, KIST

Head of Biological Science Research, KIST

Senior Research Scientist, KIST

3 Years
Director Candidate Recommendation and Management Committee

Kwon, Tae-Kyun (4-2)	November 28, 1955	2015~Present 2014~2020 2017~2019 2010 2009 2008 2007 2006 2001 1996 1992

Senior Advisor (non-permanent), Yulchon LLC.

Outside Director, SAMSUNG ELECTRO-MECHANICS CO., LTD.

Outside Director, MIRAE ASSET DAEWOO CO., LTD.

Ambassador, Korea to the United Arab Emirates

Chief Administrator, Public Procurement Service

Head of Trade and Investment Office, Ministry of Knowledge Economy

Deputy Minister for Free Economic Zone Planning, MOFE

Commissioner, Korea Financial Intelligence Unit, MOFE

Economic Councilor, OECD Representative

Finance and Economy Adviser, Office of the President

Country Officer, Asian Development Bank

3 Years
Director Candidate Recommendation and Management Committee

•	Candidates’ plan to fulfill duties as Outside Directors

Name	Working Plan
Yoo, Young-Sook (4-1)

To contribute to the decision-making of the Board of Directors, based on experience and expertise in the environment fields, on strengthening ESG such as climate change and low carbon economy, which are emerging as important corporate management agendas.

The candidate is well aware of environmental issues and trends in the international community, including participation of the United Nations Climate Change Conference every year since her days as the Minister in the Ministry of Environment. As the Chairperson of the Climate Change Center, the candidate is expected to contribute to the establishment of developmental and sound corporate policies by utilizing a wide range of domestic and international environment-related networks and information. The candidate intends to abide by the duties of Outside Directors with transparent and independent position, and to contribute to corporate social responsibility and sustainability management.

Kwon, Tae-Kyun (4-2)

The candidate intends to serve as a member of the Board of Directors based on his various experiences and expertise in finance and investment-related fields such as the Asian Development Bank and the Ministry of Finance and Economy.

After retiring from public office in 2013, the candidate has served as an advisory roles in the fields of domestic and foreign investment of companies, such as the visiting research fellow at Korea Institute for International Economic Policy and the invited research fellow at the Institute for Foreign Economic Policy, the advisory committee member of the Saemangeum Development Agency, the adjunct professor at the Korea Human Resource Development Institute for Health & Welfare, and the Chairman of the Professional Infrastructure Developers Association, and intends to contribute to the Board of Directors through constructive suggestions in the related fields.

As an Outside Director, the candidate, with transparent and independent position, intends to represent rights and interests of interested parties such as the company and shareholders in balanced ways, and intends to perform progressive role for soundness of the company and reasonable checks on the company’s businesses.

•	Recommendation for the candidate by the Board of Directors

Name	Grounds
Yoo, Young-Sook (4-1)

As an expert in the fields of environment, who served as the Minister at the Ministry of Environment, the candidate continues to carry out wide range of activities in the domestic and foreign environment fields, including the Chairperson of the Board at the Climate Change Center.

The candidate is expected to greatly contribute to the company’s management and the Board operations related to ESG, which is growing in importance in the future.

Kwon, Tae-Kyun (4-2)

As a financial expert who worked in the Asian Development Bank and financial departments of the public institutions, the candidate continues his wide range of activities in the related fields such as overseas expansion of companies and domestic investments of foreign companies by utilizing his financial expertise even after retirement from the public office.

The candidate also has high degree of understanding of corporate governance by serving as an outside director of other companies for many years, and is expected to greatly contribute to the company’s management and the Board operations.

*	The candidates have no relation with the largest shareholder and no transactions with POSCO for the past three years.

-	In the case of the candidate Kwon, Tae-Kyun, the company has transactions with Yulchon LLC. but has no transaction with the candidate.

-

POSCO and Yulchon LLC. had some spot-based transactions. However, the candidate Kwon, Tae-Kyun had his investment advisory roles mainly with middle eastern regions and he has not conducted any advisory roles to POSCO.

-	The company has sought legal advices from Yulchon LLC for reviewing legal, tax and financial risks related to the company’s businesses and retained the firm for lawsuit representations.

-

Candidate Kwon, Tae-Kyun does not hold a certificate to practice law, neither for tax/auditory services. While at Yulchon LLC, the candidate has been in a non-permanent position and has done advisory services regarding investments in the Middle East. As such, the candidate has not provided any advisory service to POSCO.

-	The contract between Yulchon LLC and candidate Kwon, Tae-Kyun will be terminated in May of 2021.

*	The candidates stated and signed that they do not have any legal issues to be qualified for outside directors.

•	Agenda 5: Election of an Outside Director to Become an Audit Committee Member

[Description of the Proposal]

Pursuant to Article 542-12 of the Korean Commercial Act and Article 48 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint an Outside Director to become an Audit Committee Member of the Company as follows.

•	Candidate

Name	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Kim, Sung-Jin	April 18, 1949	March 2018 ~March 2021 2011 2009 2006 2004 2003 2003 1998 1975

Outside Director, POSCO

Adjunct Professor, Department of Economics, Seoul National University

President, Hankyong National University

Minister, Ministry of Maritime Affairs and Fisheries

Administrator, Small and Medium Business Administration

Secretary to the President on Policy Planning and Industrial Policy

Director General, Social Budget Bureau at National Budget Administration

Director General, Finance & Economy Bureau and Industrial Policy Bureau at the Office of the Prime Minister

Deputy Director, Economic Planning Bureau and Budget Bureau

3 Years
Director Candidate Recommendation and Management Committee

•	Candidate’s plan to fulfill duties as an Outside Director

Name	Working Plan
Kim, Sung-Jin

Based on various experiences, such as the Minister at the Ministry of Maritime Affairs and Fisheries, and the Administrator of the Small and Medium Business Administration, and the President of Hankyong National University, the candidate will examine risks of management activities in legal and practical aspects, and will intend to provide constructive and concrete advice from the perspective of shareholders and interested parties of the company.

Based on experiences in the POSCO’s Board of Directors and the Special Committees such as Evaluation and Compensation Committee, and Finance and Related Party Transactions Committee over the past three years, the candidate intends to make suggestions for the company’s corporate governance to operate in reasonable manners.

As an Outside Director, the candidate, with transparent and independent position, will take progressive roles for internal soundness and reasonable checks of the company’s businesses.

•	Recommendation for the candidate by the Board of Directors

Name	Grounds
Kim, Sung-Jin	As an industrial policy expert who served as the Minister at the Ministry of Maritime Affairs and Fisheries after serving as an industrial policy secretary and the Administrator of the Small and Medium Business Administration, the candidate has contributed over the past three years to the areas of company policies, risk inspections, and the Board operations based on his abundant experience and knowledge in related fields. The candidate is recommended as an Outside Director as he is expected to continue to contribute to the operation and development of the Board of Directors.

*	The candidate has no relation with the largest shareholder and no transactions with POSCO for the past three years.
*	The candidate stated and signed that they do not have any legal issue to be qualified for director.

•	Agenda 6: Approval of the Ceiling Amount of Total Remuneration for Directors

[Description of the Proposal]

Pursuant to Article 388 of the Korean Commercial Act and Article 36 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to approve the ceiling amount of the total remuneration for Directors in the fiscal year 2021.

☐	The ceiling amount (to be approved) of the total remuneration in the FY 2021: KRW 10.0 billion

☐	The ceiling amount (approved) of the total remuneration in the FY 2020: KRW 10.0 billion

POSCO

and Subsidiaries

Consolidated Financial Statements

December 31, 2020 and 2019

Table of Contents

Page

Consolidated Financial Statements

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Income	5

Consolidated Statements of Changes in Equity	6

Consolidated Statements of Cash Flows	8

The following Consolidated Financial Statements based on K-IFRS are provided for reference of investors and are NOT finally reviewed by independent auditors. The following Consolidated Financial Statements do NOT contain Notes to the Consolidated Financial Statements.

The audited Consolidated Financial Statements will be provided to the POSCO homepage (http://www.posco.co.kr) and to the SEC (https://www.sec.gov) in early March, 2021.

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(in millions of Won)	Notes		December 31, 2020	December 31, 2019
Assets

Cash and cash equivalents	4,5,23	~~W~~	4,754,644	3,514,872
Trade accounts and notes receivable, net	6,17,23,29,37		8,120,619	9,078,351
Other receivables, net	7,23,37		1,494,239	1,581,517
Other short-term financial assets	8,23		11,709,209	8,996,049
Inventories	9		9,051,790	10,920,320
Current income tax assets	35		49,480	45,930
Assets held for sale	10		34,210	74,158
Other current assets	16		616,623	631,177

Total current assets			35,830,814	34,842,374

Long-term trade accounts and notes receivable, net	6,23		86,423	198,785
Other receivables, net	7,23,37		1,195,962	1,140,879
Other long-term financial assets	8,23		1,561,807	1,669,389
Investments in associates and joint ventures	11		3,876,249	3,927,755
Investment property, net	13		994,781	878,227
Property, plant and equipment, net	14,33		29,400,141	29,925,973
Goodwill and other Intangible assets, net	15,33		4,449,432	4,908,473
Defined benefit assets, net	21		86,149	4,280
Deferred tax assets	35		1,335,154	1,237,285
Other non-current assets	16		270,061	325,241

Total non-current assets			43,256,159	44,216,287

Total assets		~~W~~	79,086,973	79,058,661

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2020 and 2019

(in millions of Won)	Notes		December 31, 2020	December 31, 2019
Liabilities

Trade accounts and notes payable	23,37	~~W~~	3,755,513	3,422,922
Short-term borrowings and current installments of long-term borrowings	4,17,23		8,677,529	8,548,212
Other payables	18,23		1,845,266	1,879,508
Other short-term financial liabilities	19,23,37		141,404	77,827
Current income tax liabilities	35		366,476	396,616
Liabilities directly associated with the assets held for sale			25	8
Provisions	20		443,273	360,495
Other current liabilities	22,29		1,625,482	1,638,102

Total current liabilities			16,854,968	16,323,690

Long-term trade accounts and notes payable	23,37		22,323	20,067
Long-term borrowings, excluding current installments	4,17,23		11,820,078	11,893,401
Other payables	18,23		558,924	585,129
Other long-term financial liabilities	19,23		133,588	31,494
Defined benefit liabilities, net	21		141,785	181,011
Deferred tax liabilities	35		1,320,726	1,691,498
Long-term provisions	20		522,969	458,154
Other non-current liabilities	22		37,020	79,510

Total non-current liabilities			14,557,413	14,940,264

Total liabilities			31,412,381	31,263,954

Equity

Share capital	24		482,403	482,403
Capital surplus	24		1,310,547	1,376,251
Hybrid bonds	25		199,384	199,384
Reserves	26		(1,380,918)	(1,157,980)
Treasury shares	27		(2,391,523)	(1,508,303)
Retained earnings			46,111,457	45,080,117

Equity attributable to owners of the controlling company			44,331,350	44,471,872
Non-controlling interests	25		3,343,242	3,322,835

Total equity			47,674,592	47,794,707

Total liabilities and equity		~~W~~	79,086,973	79,058,661

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(in millions of Won, except per share information)	Notes		2020	2019
Revenue	28,29,37	~~W~~	57,792,796	64,366,848
Cost of sales	29,31,34,37		(53,072,390)	(58,116,495)

Gross profit			4,720,406	6,250,353

Selling and administrative expenses	30,34
Reversal of (impairment loss) on trade accounts and notes receivable	23		(829)	28,105
Other administrative expenses	31		(1,939,602)	(2,041,286)
Selling expenses			(376,940)	(368,318)

Operating profit			2,403,035	3,868,854

Share of profit of equity-accounted investees, net	11		133,297	273,741

Finance income and costs	23,32
Finance income			2,677,499	1,872,143
Finance costs			(2,892,402)	(2,242,063)

Other non-operating income and expenses	33
Impairment loss on other receivables	23		(53,105)	(80,323)
Other non-operating income			402,336	450,891
Other non-operating expenses	34		(645,574)	(1,089,965)

Profit before income tax			2,025,086	3,053,278
Income tax expense	35		(236,934)	(1,070,641)

Profit			1,788,152	1,982,637

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	21		36,575	(117,152)
Net changes in fair value of equity investments at fair value through other comprehensive income	23		(77,627)	(10,541)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(28,609)	66,134
Foreign currency translation differences			(147,956)	208,117
Gains or losses on valuation of derivatives	23		(331)	(90)

Other comprehensive income (loss), net of tax			(217,948)	146,468

Total comprehensive income		~~W~~	1,570,204	2,129,105

Profit attributable to:
Owners of the controlling company		~~W~~	1,602,148	1,835,087
Non-controlling interests			186,004	147,550

Profit		~~W~~	1,788,152	1,982,637

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	1,415,132	1,997,731
Non-controlling interests			155,072	131,374

Total comprehensive income		~~W~~	1,570,204	2,129,105

Basic and diluted earnings per share (in Won)	36		20,165	22,823

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

		Attributable to owners of the controlling company							Non- controlling interests	Total
(in millions of Won)		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2019	~~W~~	482,403	1,410,551	199,384	(1,404,368)	(1,532,728)	44,216,018	43,371,260	3,388,291	46,759,551
Comprehensive income:
Profit		—	—	—	—	—	1,835,087	1,835,087	147,550	1,982,637
Other comprehensive income (loss)									—	—
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(100,218)	(100,218)	(16,934)	(117,152)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	58,308	—	—	58,308	7,826	66,134
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	10,228	—	(20,769)	(10,541)	—	(10,541)
Foreign currency translation differences, net of tax		—	—	—	215,181	—	—	215,181	(7,064)	208,117
Gain or losses on valuation of derivatives, net of tax		—	—	—	(86)	—	—	(86)	(4)	(90)

Total comprehensive income		—	—	—	283,631	—	1,714,100	1,997,731	131,374	2,129,105

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)	(60,274)	(460,280)
Interim dividends		—	—	—	—	—	(480,694)	(480,694)	—	(480,694)
Changes in subsidiaries		—	—	—	—	—	—	—	1,281	1,281
Changes in ownership interests in subsidiaries		—	(48,538)	—	—	—	—	(48,538)	(128,587)	(177,125)
Interest of hybrid bonds		—	—	—	—	—	(9,200)	(9,200)	(7,294)	(16,494)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001	—	37,001
Others		—	1,662	—	(37,243)	—	39,899	4,318	(1,956)	2,362

Total transactions with owners of the controlling company		—	(34,300)	—	(37,243)	24,425	(850,001)	(897,119)	(196,830)	(1,093,949)

Balance as of December 31, 2019	~~W~~	482,403	1,376,251	199,384	(1,157,980)	(1,508,303)	45,080,117	44,471,872	3,322,835	47,794,707

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2020 and 2019

		Attributable to owners of the controlling company							Non- controlling interests	Total
(in millions of Won)		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2020	~~W~~	482,403	1,376,251	199,384	(1,157,980)	(1,508,303)	45,080,117	44,471,872	3,322,835	47,794,707
Comprehensive income:
Profit		—	—	—	—	—	1,602,147	1,602,147	186,005	1,788,152
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	44,704	44,704	(8,129)	36,575
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(16,760)	—	—	(16,760)	(11,849)	(28,609)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(74,210)	—	(3,417)	(77,627)	—	(77,627)
Foreign currency translation differences, net of tax		—	—	—	(137,071)	—	—	(137,071)	(10,885)	(147,956)
Gain or losses on valuation of derivatives, net of tax		—	—	—	(261)	—	—	(261)	(70)	(331)

Total comprehensive income		—	—	—	(228,302)	—	1,643,434	1,415,132	155,072	1,570,204

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)	(60,517)	(380,979)
Interim dividends		—	—	—	—	—	(277,723)	(277,723)	—	(277,723)
Changes in subsidiaries		—	—	—	—	—	—	—	22,303	22,303
Changes in ownership interests in subsidiaries		—	(27,716)	—	—	—	—	(27,716)	162,674	134,958
Repayment of redeemable convertible preferred shares		—	(33,581)	—	—	—	—	(33,581)	(245,000)	(278,581)
Interest of hybrid bonds		—	—	—	—	—	(9,225)	(9,225)	(7,354)	(16,579)
Acquisition of treasury shares		—	—	—	—	(883,220)	—	(883,220)	—	(883,220)
Others		—	(4,407)	—	5,364	—	(4,684)	(3,727)	(6,771)	(10,498)

Total transactions with owners of the controlling company		—	(65,704)	—	5,364	(883,220)	(612,094)	(1,555,654)	(134,665)	(1,690,319)

Balance as of December 31, 2020	~~W~~	482,403	1,310,547	199,384	(1,380,918)	(2,391,523)	46,111,457	44,331,350	3,343,242	47,674,592

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(in millions of Won)	Notes		2020	2019
Cash flows from operating activities
Profit		~~W~~	1,788,152	1,982,637
Adjustments for:
Depreciation			3,156,181	3,029,868
Amortization			465,558	431,247
Finance income			(1,185,934)	(855,382)
Finance costs			1,390,983	1,197,705
Income tax expense			236,934	1,070,641
Impairment loss on property, plant and equipment			27,040	442,700
Gain on disposal of property, plant and equipment			(15,548)	(49,367)
Loss on disposal of property, plant and equipment			142,126	120,227
Impairment loss on intangible assets			197,776	191,021
Gain on disposal of investments in subsidiaries, associates and joint ventures			(88,836)	(27,836)
Loss on disposal of investments in subsidiaries, associates and joint ventures			14,632	6,539
Share of profit of equity-accounted investees			(133,297)	(273,741)
Impairment loss on assets held for sale			5,030	38,328
Expenses related to post-employment benefit			248,324	240,425
Impairment loss on trade and other receivables			53,934	52,218
Loss on valuation of inventories			54,014	96,201
Increase to provisions			184,984	76,538
Others, net			(21,076)	(38,463)

			4,732,825	5,748,869

Changes in operating assets and liabilities	39		2,803,586	(40,789)
Interest received			368,539	320,336
Interest paid			(624,399)	(760,175)
Dividends received			267,923	266,774
Income taxes paid			(650,889)	(1,512,997)

Net cash provided by operating activities		~~W~~	8,685,737	6,004,655

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(in millions of Won)	Notes		2020	2019
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(43,307,727)	(36,063,406)
Proceeds from disposal of short-term financial instruments			40,500,759	35,415,822
Increase in loans			(329,236)	(450,638)
Collection of loans			138,270	398,838
Acquisitions of securities			(338,063)	(296,827)
Proceeds from disposal of securities			448,125	62,492
Acquisitions of investment in associates and joint ventures			(141,785)	(160,404)
Proceeds from disposal of investment in associates and joint ventures			18,401	16,458
Acquisitions of investment property			(976)	(19,344)
Proceeds from disposal of investment property			250	12,057
Acquisitions of property, plant and equipment			(3,154,412)	(2,519,219)
Proceeds from disposal of property, plant and equipment			(42,530)	51,800
Acquisitions of intangible assets			(300,645)	(299,587)
Proceeds from disposal of intangible assets			79,011	24,161
Proceeds from disposal of assets held for sale			37,680	67,246
Collection of lease receivables			61,567	56,889
Payment for acquisition of business, net of cash acquired			—	(37,345)
Cash received from disposal of business, net of cash transferred			77,488	45,360
Others, net			(5,442)	12,788

Net cash used in investing activities			(6,259,265)	(3,682,859)

Cash flows from financing activities	39
Proceeds from borrowings			4,410,387	5,646,977
Repayment of borrowings			(3,644,057)	(3,746,845)
Proceeds from (repayment of) short-term borrowings, net			35,525	(2,194,727)
Capital contribution from non-controlling interests			176,062	29,475
Payment of cash dividends			(659,145)	(946,218)
Acquisition of treasury shares			(883,219)	—
Payment of interest of hybrid bonds			(16,539)	(16,494)
Repayment of lease liabilities			(217,312)	(167,427)
Repayment of redeemable convertible preferred shares			(278,581)	—
Others, net			(13,989)	(116,920)

Net cash used in financing activities			(1,090,868)	(1,512,179)

Effect of exchange rate fluctuation on cash held			(95,272)	61,764

Net increase in cash and cash equivalents			1,240,332	871,381
Cash and cash equivalents at beginning of the period	5		3,515,246	2,643,865

Cash and cash equivalents at end of the period	5,10	~~W~~	4,755,578	3,515,246

POSCO

Separate Financial Statements

December 31, 2020 and 2019

1

Table of Contents

Separate Financial Statements

Separate Statements of Financial Position	3

Separate Statements of Comprehensive Income	5

Separate Statements of Changes in Equity	6

Separate Statements of Cash Flows	7

Separate Statements of Appropriation of Retained Earnings	9

The following Separate Financial Statements, based on K-IFRS, are provided for reference of investors and are NOT finally reviewed by independent auditors. The following Separate Financial Statements do NOT contain Notes to the Separate Financial Statements.

The audited Separate Financial Statements will be provided to the POSCO homepage (http://www.posco.co.kr) and to the SEC (https://www.sec.gov) in early March, 2021.

2

POSCO

Separate Statements of Financial Position

As of December 31, 2020 and 2019

(in millions of Won)	Notes		December 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	4,5,22	~~W~~	1,822,660	978,139
Trade accounts and notes receivable, net	6,22,36		3,693,535	3,987,041
Other receivables, net	7,22,36		279,555	321,352
Other short-term financial assets	8,22		9,607,632	7,858,979
Inventories	9,33		4,093,829	4,988,530
Assets held for sale	10		32,244	53,924
Other current assets	15		50,498	28,101

Total current assets			19,579,953	18,216,066

Long-term trade accounts and notes receivable, net	6,22		2,456	6,014
Other receivables, net	7,22		84,037	56,468
Other long-term financial assets	8,22		1,072,817	1,257,896
Investments in subsidiaries, associates and joint ventures	11,32		14,883,152	15,069,857
Investment property, net	12		149,617	158,077
Property, plant and equipment, net	13,32		20,216,932	20,132,199
Intangible assets, net	14		621,926	708,915
Defined benefit assets, net	20		76,501	—
Other non-current assets	15		107,578	105,274

Total non-current assets			37,215,016	37,494,700

Total assets		~~W~~	56,794,969	55,710,766

3

POSCO

Separate Statements of Financial Position, Continued

As of December 31, 2020 and 2019

(in millions of Won)	Notes		December 31, 2020	December 31, 2019
Liabilities
Trade accounts and notes payable	22,36	~~W~~	1,258,470	667,551
Short-term borrowings and current installments of long-term borrowings	4,16,22,38		2,408,392	1,146,476
Other payables	17,22,36,38		1,127,323	1,113,003
Other short-term financial liabilities	18,22,38		12,788	10,969
Current income tax liabilities	34		137,858	237,293
Provisions	19		63,604	21,007
Other current liabilities	21		80,676	135,147

Total current liabilities			5,089,111	3,331,446

Long-term borrowings, excluding current installments	4,16,22,38		5,346,944	5,191,537
Other payables	17,22,38		220,612	222,802
Other long-term financial liabilities	18,22,38		122,154	46,925
Defined benefit liabilities, net	20		—	54,146
Deferred tax liabilities	34		848,317	1,190,553
Long-term provisions	19		52,602	53,942
Other non-current liabilities	21		525	5,230

Total non-current liabilities			6,591,154	6,765,135

Total liabilities			11,680,265	10,096,581

Equity
Share capital	23		482,403	482,403
Capital surplus	23		1,339,289	1,252,220
Hybrid bonds	24		199,384	199,384
Reserves	25		(296,626)	(183,930)
Treasury shares	26		(2,391,523)	(1,508,303)
Retained earnings	27		45,781,777	45,372,411

Total equity			45,114,704	45,614,185

Total liabilities and equity		~~W~~	56,794,969	55,710,766

4

POSCO

Separate Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(in millions of Won, except per share information)	Notes		2020	2019
Revenue	28,36	~~W~~	26,509,920	30,373,511
Cost of sales	9,20,30,33,36		(24,323,352)	(26,700,874)

Gross profit			2,186,568	3,672,637
Selling and administrative expenses
Reversal of (impairment loss) on trade accounts and notes receivable	22,33		(4,372)	4,535
Other administrative expenses	20,29,30,33		(807,626)	(851,140)
Selling expenses	29,33		(239,373)	(239,673)

Operating profit			1,135,197	2,586,359

Finance income and costs
Finance income	22,31		1,230,684	868,682
Finance costs	22,31		(820,201)	(508,242)

Other non-operating income and expenses
Reversal of (impairment loss) on other receivables	22,33		487	(286)
Other non-operating income	32		146,548	238,210
Other non-operating expenses	32,33		(674,835)	(1,353,474)

Profit before income tax			1,017,880	1,831,249
Income tax expense	34		(52,017)	(655,537)

Profit			965,863	1,175,712

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	20		53,816	(80,554)
Net changes in fair value of equity investments at fair value through other comprehensive income	8,22,25		(115,599)	14,955

Total comprehensive income		~~W~~	904,080	1,110,113

Basic and diluted earnings per share (in Won)	35	~~W~~	12,123	14,592

5

POSCO

Separate Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(in millions of Won)		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2019	~~W~~	482,403	1,154,775	199,384	(207,191)	(1,532,728)	45,175,459	45,272,102
Comprehensive income:
Profit		—	—	—	—	—	1,175,712	1,175,712
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(80,554)	(80,554)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	23,261	—	(8,306)	14,955
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(400,006)	(400,006)
Interim dividends		—	—	—	—	—	(480,694)	(480,694)
Interest of hybrid bonds		—	—	—	—	—	(9,200)	(9,200)
Disposal of treasury shares		—	12,576	—	—	24,425	—	37,001
Business combination		—	84,869	—	—	—	—	84,869

Balance as of December 31, 2019	~~W~~	482,403	1,252,220	199,384	(183,930)	(1,508,303)	45,372,411	45,614,185

Balance as of January 1, 2020	~~W~~	482,403	1,252,220	199,384	(183,930)	(1,508,303)	45,372,411	45,614,185
Comprehensive income:
Profit		—	—	—	—	—	965,863	965,863
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	53,816	53,816
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(112,696)	—	(2,903)	(115,599)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)
Interim dividends		—	—	—	—	—	(277,723)	(277,723)
Interest of hybrid bonds		—	—	—	—	—	(9,225)	(9,225)
Aquisition of treasury shares		—	—	—	—	(883,220)	—	(883,220)
Others		—	87,069	—	—	—	—	87,069

Balance as of December 31, 2020	~~W~~	482,403	1,339,289	199,384	(296,626)	(2,391,523)	45,781,777	45,114,704

6

POSCO

Separate Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(in millions of Won)	Notes		2020	2019
Cash flows from operating activities
Profit		~~W~~	965,863	1,175,712
Adjustments for :
Expenses related to post-employment benefit			126,191	119,177
Depreciation			2,273,633	2,160,124
Amortization			106,926	77,190
Impairment loss(revesal of) on trade and other receivables			3,885	(4,248)
Finance income			(779,150)	(598,303)
Finance costs			457,851	284,334
Loss on valuation of inventories			4,735	7,677
Gain on disposal of property, plant and equipment			(12,340)	(25,583)
Loss on disposal of property, plant and equipment			181,454	114,874
Impairment losses on property, plant and equipment			27,846	222,036
Gain on disposal of Intangible assets			(197)	(1,013)
Gain on disposal of investments in subsidiaries, associates and joint venture			(24,334)	(5,300)
Impairment losses on investments in subsidiaries, associates and joint venture			360,894	865,769
Gain on disposal of assets held for sale			(22,734)	(30,262)
Loss on disposal of assets held for sale			5,383	—
Impairment loss on assets held for sale			9,093	8,021
Gain on disposal of emissions rights			(24,566)	(6,122)
Gain on valuation of emissions rights			—	(25,440)
Increase to provisions			73,037	(10,398)
Cost of emissions			9,972	—
Income tax expense			52,017	655,537
Others			(239)	5,623
Changes in operating assets and liabilities	38		1,550,039	(438,041)
Interest received			197,306	147,683
Interest paid			(230,537)	(160,950)
Dividends received			232,492	284,648
Income taxes paid			(386,850)	(1,221,790)

Net cash provided by(used in) operating activities		~~W~~	5,157,670	3,600,955

7

POSCO

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(in millions of Won)	Notes		2020	2019
Cash flows from investing activities
Decrease in deposits		~~W~~	3,336,891	2,747,009
Proceeds from disposal of short-term financial instruments			36,302,634	32,210,156
Collection of short-term loans			2,709	62
Proceeds from disposal of Current Portion of debt security			360,109	54
Proceeds from disposal of equity securities			7,937	24,890
Proceeds from disposal of other securities			8,183	4,522
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			24,247	14,278
Proceeds from disposal of intangible assets			1,047	5,587
Proceeds from disposal of assets held for sale			225,292	523,128
Proceeds from disposal of emission rights			66,143	12,693
Cash inflow from business combination			—	2,171
Increase in deposits			(3,380,247)	(2,792,821)
Acquisition of short-term financial investments			(38,160,724)	(32,670,040)
Payment of long-term loans			(21,923)	(5,697)
Acquisition of debt securities			(220,110)	(290,102)
Acquisition of equity securities			—	(11,144)
Acquisition of other securities			(20,795)	(1,710)
Acquisition of investment in subsidiaries, associates and joint ventures			(236,226)	(491,175)
Acquisition of property, plant and equipment			(2,450,816)	(1,903,966)
Payment for disposal of property, plant and equipment			(102,354)	(41,003)
Acquisition of intangible assets			(101,427)	(132,661)
Payment for acquisition of business, net of cash acquired			—	(1,156,953)

Net cash used in investing activities		~~W~~	(4,359,430)	(3,952,722)

Cash flows from financing activities
Proceeds from borrowings			3,566,518	2,950,068
Increase in long-term financial liabilities			537	3,287
Proceeds from disposals of derivatives			5,873	9,682
Receipt of government grants			954	3,273
Repayment of borrowings			(1,941,838)	(959,404)
Repayment of lease liabilities			(63,684)	(39,194)
Decrease in long-term financial liabilities			(974)	(1,587)
Payment of cash dividends			(598,627)	(881,169)
Acquisition of treasury shares			(883,220)	—
Payment of interest of hybrid bonds			(9,225)	(9,200)

Net cash provided by financing activities		~~W~~	76,314	1,075,756

Effect of exchange rate fluctuation on cash held			(30,033)	(5,069)
Net increase in cash and cash equivalents			844,521	718,920
Cash and cash equivalents at beginning of the period	5		978,139	259,219

Cash and cash equivalents at end of the period	5	~~W~~	1,822,660	978,139

8

POSCO

Separate Statements of Appropriation of Retained Earnings

As of December 31, 2020 and 2019

(in millions of Won)		2020	2019
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	581,946	593,208
Remeasurements of defined benefit plans		53,816	(80,554)
Loss on disposal of equity securities		(2,902)	(8,306)
Interests of hybrid bonds		(9,225)	(9,200)
Interim dividends		(277,723)	(480,694)
(Dividends (ratio) per share ~~W~~3,500 (70%) in 2020 ~~W~~6,000 (120%) in 2019)
Profit for the period		965,863	1,175,712

		1,311,775	1,190,166
Transfer from discretionary reserve
Appropriated retained earnings for dividends		—	412,243

		—	412,243
Appropriation of retained earnings
Dividends		342,565	320,463
(Dividends (ratio) per share ~~W~~4,500 (90%) in 2020 ~~W~~4,000 (80%) in 2019)
Appropriated retained earnings for business expansion		370,000	700,000

		712,565	1,020,463

Unappropriated retained earnings carried forward to subsequent year	~~W~~	599,210	581,946

9